

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 17, 2015

<u>Via E-mail</u>
Mr. Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek, 23105 Israel

     **Re:**    **Tower Semiconductor Ltd.**
             **Form 20-F for the year ended December 31, 2014**
             **Filed May 14, 2014**
             **File No. 0-24790**

Dear Mr. Ellwanger:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Martin James

                         Martin James
                         Senior Assistant Chief Accountant
                         Office of Electronics and Machinery